GLOBAL A&T ELECTRONICS LTD.

22 Ang Mo Kio Industrial Park 2

Singapore 569506

January 3, 2018

Via EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz
Tom Jones

Re:	Global A&T Electronics Ltd. and Co-Applicants Application for Qualification of Indenture on Form T-3 With Respect to 8.50% Senior secured Notes due 2023 File No. 022-29051

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to 8.50% Senior Secured Notes due 2023, originally filed on November 21, 2017 (File No. 022-29051) (as amended, the “Form T-3”), of Global A&T Electronics Ltd. (the “Company”) and the Co-Applicants named therein.

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company and the Co-Applicants hereby request acceleration of the effective date of the above referenced Form T-3 to 1:00 p.m. Eastern Time, on Wednesday, January 3, 2018, or as soon as possible thereafter.

Please contact Robert Goedert at Kirkland & Ellis LLP at 312-862-7317 as soon as the Form T-3 has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

GLOBAL A&T ELECTRONICS LTD.

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By:	/s/ Michael Foreman
Name: Michael Foreman
Title: Authorized Signatory

cc:	Robert Goedert
Kirkland & Ellis LLP